[Letterhead of Sutherland Asbill & Brennan LLP]

February 10, 2012

VIA EDGAR

Mr. Kevin Rupert

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.

Registration Statement on Form N-2

File No. 333-178391

Dear Messrs. Rupert and Minore:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (i) in a letter dated January 10, 2012, (ii) orally on January 12, 2012 and (iii) orally on February 9, 2012 relating to the Company’s registration statement on Form N-2 (File No. 333-178391) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Registration Statement

1.	File a form of prospectus supplement that will be used in respect of the Company’s common stock takedown offerings from this shelf registration statement.

The Company has complied with this comment by filing a form of such prospectus supplement immediately following the base prospectus.

Kevin Rupert

Dominic Minore

February 10, 2012

Prospectus

Prospectus Cover Page

2.	In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

The Company has revised the prospectus cover page accordingly.

Prospectus Summary—Fifth Street Finance Corp.

3.	Provide an organizational chart reflecting the Company’s relationship to and ownership interest in the affiliated entities identified in the prospectus.

An organizational chart reflecting the Company’s relationship to and ownership interest in the affiliated entities identified in the prospectus has been included on page 5 in the Registration Statement.

Kevin Rupert

Dominic Minore

February 10, 2012

4.	In the second paragraph, disclose whether each of the Company’s 55 debt instruments is current on its contractually scheduled interest and principal payments.

The Company has revised the disclosure accordingly. See pages 1 and 67 of the Registration Statement.

5.	The third paragraph states that the Company’s loan origination efforts are currently focusing on “solid credit quality” loans. However, the Company’s “Newsletter for October 2011,” filed under cover of Form 8-K dated October 18, 2011 (the “Newsletter”) appears to rate the credit quality of the Company’s portfolio at a level of BB and B rated securities. If true, disclose that the overall credit quality of the Company’s portfolio is comparable to the ratings normally associated with junk bonds rated BB and B. Also reconcile the assessment regarding the current credit quality of the Company’s portfolio with the goal of originating solid credit quality loans.

The Company has revised the disclosure accordingly. See pages 1 and 67 of the Registration Statement.

6.	In the fourth paragraph, provide a plain English version of the penultimate sentence contained therein. Also disclose the Company’s current debt to equity ratio.

The Company has revised the disclosure accordingly. See pages 2 and 67 of the Registration Statement.

The Offering

7.	In the last sentence of the second paragraph, insert the phrase “or directly by us” after the word “dealers.”

The Company has revised the disclosure accordingly. See page 6 of the Registration Statement.

Administration Agreement

8.	At the end of the fourth sentence, clarify whether the reference to the phrase “given his compensation” refers to compensation paid by the Company to Mr. Berman. Also, disclose that Mr. Berman is a partner of the Company’s investment adviser.

Kevin Rupert

Dominic Minore

February 10, 2012

In the last sentence, clarify, if true, whether when the Company’s administrator ceases to forgo its right to receive reimbursement for the services performed by Mr. Berman, this could result in essentially paying twice for the same services.

The Company has revised the disclosure to remove the phrase “given his compensation” and the reference to “Bernard D. Berman” therein. See pages 7, 77, 91, 99, 101 and 102 of the Registration Statement. The purpose of the sentence in question is to inform investors that the Company’s administrator has voluntarily agreed to forgo its right to receive reimbursement for the services performed by the Company’s chief compliance officer even though it is entitled to receive such reimbursement pursuant to the terms of the administration agreement, and not the administrator’s motivation or reasoning for doing so or the fact that the Company’s chief compliance officer also serves as the Company’s president and secretary, and is a member of the Company’s Board of Directors and a partner of the Company’s investment adviser. The Company also advises the Staff that neither the administrator nor Mr. Berman receive any reimbursement or remuneration from the Company for his services as the Company’s chief compliance officer. Accordingly, if the Company’s administrator ceases to forgo its right to receive reimbursement for the services performed by Mr. Berman as the Company’s chief compliance officer, the Company would not be paying twice for the same services.

Risk Factors

9.	At the end of the sixth risk factor bullet, clarify the Company’s shareholders would likely not receive any proceeds upon the Company’s liquidation.

The Company has revised the disclosure accordingly. See pages 8 and 18 of the Registration Statement.

10.	Refer to the disclosure contained in the eleventh risk factor bullet. In your response letter, identify the extent to which any of the Company’s distributions to its common shareholders have ever consisted of a return of capital.

The Company advises the Staff that it currently estimates that a small portion of the distributions it paid to stockholders in the 2011 calendar year may include a return of capital. See page 62 of the Registration Statement. However, such fact will not be finally determined until the Company finalizes its tax return for the 2011 tax year, which is required to be filed with the IRS on June 15, 2012.

Fees and Expenses

11.	We note the absence of the Acquired Company Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter whether the

Kevin Rupert

Dominic Minore

February 10, 2012

Company will make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure or whether such expenses amount to less than one basis point and are, if applicable, included in “Other Expenses.”

The Company advises the Staff that such expenses total less than one basis point of the Company’s average net assets and, as a result, such amounts are included in “Other Expenses.”

12.	In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

The Company advises the Staff that, in connection with its 2010 Annual Meeting of Stockholders, the Company’s stockholders approved a proposal to remove the Company’s authority to issue shares of preferred stock. Thus, the Company has no authority under its amended and restated certificate of incorporation to issue any preferred shares. As a result, the Company does not believe that the inclusion of the requested disclosure is appropriate.

13.	Expand footnote (5) to provide the dollar values for each of the amount of the fee calculated in respect of gross assets, the amount of the fee calculated in respect of net assets, and the amount of borrowings for investment purposes. In this regard, highlight the relationship between all these dollar amounts when determining the management fees calculated as a percentage of net assets attributable to common stock. Also disclose the dollar amount of the incentive fees that were used when calculating the management fee.

The Company has revised the disclosure accordingly. See page 11 of the Registration Statement.

Risk Factors

Our base management fee may induce our investment adviser to leverage.

14.	Revise the disclosure to clarify that it will be an incentive for the adviser to leverage the Company. Also state that this incentive presents a conflict of interest and disclose how the Company’s Board of Directors will manage this conflict of interest.

The Company has revised the disclosure accordingly. See page 17 of the Registration Statement.

Kevin Rupert

Dominic Minore

February 10, 2012

15.	Disclose whether the Company will only leverage if expected returns will exceed the cost of borrowing.

The Company has revised the disclosure accordingly. See page 17 of the Registration Statement.

Because we borrow money, the potential for loss on amounts invested in us . . .

16.	Provide a separate risk factor highlighting the Company’s increasing reliance on borrowed money to finance its activities, as well as the corresponding risks.

The Company has revised the disclosure contained in the risk factor entitled “Because we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us” to address the Staff’s comment. See page 17 of the Registration Statement.

There are significant potential conflicts of interest which could adversely impact . . .

17.	In this risk factor, also disclose that Bernard D. Berman, the Company’s president, chief compliance officer and secretary, and Ivelin M. Dimitrov, the Company’s chief investment officer, are partners of the Company’s investment adviser.

The Company has revised the disclosure accordingly. See page 19 of the Registration Statement.

Risks Relating to Our Investments

18.	The Company’s Newsletter discloses that the healthcare industry sector is the largest industry sector in which the Company is invested, representing approximately 30% of the Company’s total portfolio. Accordingly, add appropriate risk disclosure pertaining to investing in the healthcare industry sector.

The Company has added a risk factor related to investing in the healthcare industry on page 27 of the Registration Statement.

Our stockholders may experience dilution upon the conversion of our convertible . . .

19.	Disclose the maximum total number of shares that would be issued upon conversion of the convertible senior notes into shares of the Company’s common stock.

The Company has revised the disclosure accordingly. See page 30 of the Registration Statement.

Kevin Rupert

Dominic Minore

February 10, 2012

20.	Disclose whether the common shares issued in respect of the convertible senior notes include registration rights. If so, disclose the estimated dollar amount of the expenses that the Company would incur registering those common shares. Also disclose that the Company’s common stockholders will indirectly bear all of the costs.

The Company has revised the disclosure accordingly. See page 30 of the Registration Statement.

The accounting for convertible debt securities is complex and subject to uncertainty

21.	Briefly highlight, in plain English, the nature and the impact of having “an accounting effect on our earnings per share on a fully diluted basis.”

The Company has revised the disclosure accordingly. See page 31 of the Registration Statement.

Price Range of Common Stock and Distributions

22.	Complete the tabular presentation of the “Year ending September 30, 2012 First Quarter” information through the entire period ending December 31, 2011.

The Company has updated the tabular presentation accordingly. See page 34 of the Registration Statement.

Revenue Recognition — Fee Income

23.	Disclose what will constitute a “successful exit event for each of the investments.”

The Company has revised the disclosure accordingly. See page 39 of the Registration Statement.

Comparison of the years ending September 30, 2011 and September 30, 2010

Total Investment Income

24.	Explain the almost 40% year-over-year increase in PIK income, and the additional potential risks this presents. Is this a trend that the Company expects to continue?

The Company has revised the disclosure accordingly. See page 47 of the Registration Statement.

25.	What resulted in the substantial year-over-year drop in fee income?

The Company advises the Staff that the year-over-year fee income did not drop, but rather it increased. See page F-57 of the Registration Statement.

Kevin Rupert

Dominic Minore

February 10, 2012

Expenses

26.	In the second paragraph clarify, if true, that none of the “98.6% increase in the fair value of the investment portfolio during the year” was due to appreciation in the value of the Company’s portfolio.

The Company has revised the disclosure accordingly. See page 47 of the Registration Statement.

27.	The disclosure puts the Company’s year-over-year increase in interest expense at nearly one thousand percent. Expand the disclosure to assess how this increase impacted the Company in its fiscal year, as well as how it is expected to impact the Company during its current fiscal year. Does the Company expect interest expense to increase materially in the current fiscal year?

The Company has updated the disclosure accordingly. See page 48 of the Registration Statement.

Borrowings

28.	Highlight the purpose and nature of the business operations of each of the Fifth Street affiliated entities in this section.

The Company has updated the disclosure accordingly. See pages 54-56 of the Registration Statement.

Quantitative and Qualitative Disclosure about Market Risk

29.	Delete the word “hypothetical” from the text of footnote (1).

The Company has updated the disclosure accordingly. See page 64 of the Registration Statement.

Gain on Extinguishment of Convertible Senior Notes

30.	Disclose whether the Company paid to its investment adviser an incentive fee based on the gain that the Company recorded upon the repurchase at below par value of its own debt.

The Company advises the Staff that an income incentive fee was paid to the Company’s investment adviser relating to the gain that the Company recorded in connection with the repurchase below par value of its own debt. In this regard, it is important to highlight that the Company, along with its independent public registered accountant, determined that including such gain in net investment income is appropriate

Kevin Rupert

Dominic Minore

February 10, 2012

for GAAP (generally accepted accounting principles) purposes. Further, such gain is required to be accounted for as taxable income for tax purposes, which taxable income must be distributed by the Company to its stockholders in order for the Company to satisfy the distribution requirements applicable to it as a regulated investment company. In light of the foregoing and that fact that the income portion of the income incentive fee payable to the Company’s investment adviser is defined in the Company’s investment advisory agreement to include “any other income” generated by the Company, the Company paid an income incentive fee to its investment adviser based on such gain.1 See page 45 of the Registration Statement.

31.	If the response to the immediately preceding comment is that the Company has paid to its investment adviser an incentive fee based on the gain that the Company recorded upon the repurchase at below par value of its own debt, then include additional disclosure throughout the prospectus of what other types of income can be taken into account in connection with the incentive fee payable to the Company’s investment adviser.

The Company has revised the disclosure accordingly. See pages 6, 62, 94, 102 and S-4 of the Registration Statement.

Plan of Distribution

32.	In your response letter, confirm to the staff that each underwritten takedown from this registration statement will be submitted to FINRA for approval of the underwriting terms of the Company’s offering.

The Company confirms that each underwritten takedown from the Registration Statement will be submitted to FINRA for review of the underwriting terms of the Company’s offering.

33.	In your response letter, undertake to include in each prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company undertakes to provide the foregoing information under a section captioned “Additional Underwriter Compensation” or a similarly captioned section in each prospectus supplement pertaining to an offering pursuant to the Registration Statement. The Company also undertakes to file any such agreements as exhibits to a post-effective amendment to the Registration Statement. See page S-11 of the form of prospectus supplement included within the Registration Statement.

[1]

Specifically, the Company’s investment adviser is paid an income incentive under the terms of the Company’s investment advisory agreement based on the Company’s “Pre-Incentive Fee Net Investment Income,” which is defined as “interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the fiscal quarter, minus the Company’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement with FSC, Inc., and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).” [Emphasis added.]

Kevin Rupert

Dominic Minore

February 10, 2012

Part C

Item 25. Financial Statements and Exhibits

34.	Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it may also be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

The legality of shares opinion, and related consent of counsel, has been included as an exhibit to the Registration Statement. The Company also undertakes to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Accounting Comments

35.	We note that the Company recently filed a preliminary proxy statement with the Commission to reduce the quarterly hurdle rate required for the Company’s investment adviser to be paid an income incentive fee. Please revise the calculations in the “Fees and Expenses” table based on the assumption that such reduction in the quarterly hurdle rate is currently in effect.

The Company has complied with this comment. See page 12 of the Registration Statement.

36.	In the event that a prospectus supplement used in connection with any offering pursuant to the Registration Statement includes audited or unaudited financial statements not otherwise contained in the Registration Statement, please undertake to file the written consent of the Company’s current independent registered public accounting firm as an exhibit to the post-effective amendment to the Registration Statement noted in Comment No.34 above. Such written consent should confirm that the independent registered public accounting firm consents to the use of its report on the Company’s audited financial statements (whether such audited financial statements are included in the prospectus supplement or the base prospectus or both) in connection with the offering.

The Company undertakes to comply with this comment in connection with offerings pursuant to the Registration Statement unless the Staff subsequently revises its position with respect thereto.

37.	We refer to the “Fees and Expenses” table contained in the form of prospectus supplement. In footnote 4 to the “Fees and Expenses” table on page S-6 of the form of prospectus supplement, we note that the management fees and incentive fees as a percentage of net assets presented in the table will be “adjusted for the sale of common stock in this offering.” Please delete this reference in the form of prospectus supplement and ensure that these computations are presented so as not to take into account or otherwise be adjusted for “the sale of common stock in this offering.”

The Company has complied with this comment. See page S-6 of the form of prospectus supplement included within the Registration Statement.

Kevin Rupert

Dominic Minore

February 10, 2012

Closing

38.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Other than the shelf eligibility waiver request that we have discussed with the Staff, the Company informs the Staff on a supplemental basis that it does not currently anticipate submitting any exemptive applications or no-action letter requests in connection with the Registration Statement. Also, please be advised that on January 18, 2012, Jim Curtis, a senior special counsel in the Office of Chief Counsel of the Commission’s Division of Investment Management, apprised the Company that the Staff had granted the Company’s shelf eligibility waiver request.

*                    *                     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm_
Steven B. Boehm